UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form  40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form

is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

A Reference in Exercising

The Voting Rights

Please be notified as follows:

These materials are the English translation of the materials disclosed as of February 11, 2004 to the Financial Supervisory Commission and the Korea Stock Exchange for the purpose of soliciting proxies from domestic shareholders in relation to the 22nd Annual General Meeting of Shareholders of KT. Please note that those shareholders holding overseas ADR’s are not the subjects of this solicitation for proxies mentioned herein but may use these materials as a reference in exercising their voting rights.

Matters Relating to the Solicitor, Proxies and Solicitees

1.	Matters relating to the Solicitor

•	Name: KT Corporation

•	Relationship with the Company: The company itself

•	Number of shares held: 74,090,974 common shares of treasury stock

*	As of December 31, 2003

•	Number of shares held by the persons affiliated with the solicitor: 4,286 common shares (held by the directors of the company)

2.	Matters Relating to the Proxies

Name	Number of Shares Held	Relationship with the Solicitor	Relationship with KT
Chang Gun Kim	358	employee	employee
Jae Hyun Paek	694	employee	employee
Young Jin Kim	358	employee	employee
Sin Mook Lim	—	employee	employee
Ki Hong Cho	326	employee	employee
Seung Eun Lee	305	employee	employee

3.	Matters Relating to the Solicitees

The solicitees are 132,735 shareholders of the Company (including the

National Pension Corporation), collectively holding 210,754,140 common shares, except for those shares held by the solicitor and its specially affiliated persons, from among all of the shareholders registered in the shareholders’ register as of December 31, 2003 (the record date for the 22nd Annual General Meeting of Shareholders)

*	A copy of the shareholders’ register was separately submitted to the Financial Supervisory Commission.

4.	Other Matters

•	Date, Time and Place of the 22nd Annual General Meeting of Shareholders

-	Date and Time: March 12, 2004 (Friday) 10:00 A.M.

-	Place: Lecture Hall (B1), Headquarter Building of KT Corporation located at 206, Jungja-dong, Bundang-gu, Sungnam-city, Kyunggi-do, Korea.

•	Purpose and Manner of Advising Authorization

-	Purpose: To secure the number of voting rights required for satisfying the requisite quorum and resolution of proposals

-	Manner: To send the shareholders proxy statements and related reference materials and to do any of the following if deemed necessary:

1) To solicit the shareholders when they call for queries

2) To solicit the shareholders through visits

3) To solicit the shareholders through the Internet and other similar networks

•	Date scheduled for the Solicitation of Proxies: From February 16, 2004 until the time prior to the commencement of the 22nd Annual General Meeting of Shareholders

Overview of the Status of the Company’s Operations

The domestic fixed-line telephone services has yet emerged from recession due to costly marketing efforts in spite of the lack of new revenue sources to lead the telecommunication market. In addition, uncertainty in the market is increasing due to advanced in technology as well as changes in the regulatory pressure, such as implementation of the number portability system.

Under these circumstances, KT has initiated a “Clean & Clever Marketing” strategy with the view to create new revenue sources through the creation of value for customers without engaging in self-consuming competition. Clean Marketing essentially means contributing to society through fair competition, and Clever Marketing also means the implementation of more efficient marketing through the reinforcement of strategic marketing. With the marketing direction of the company being changed, the focus of KT’s revenue and business structure has shifted to the high-speed Internet business from existing telephone services.

Further, new products, such as WLAN, have been introduced into the market have been received well by customers, and the company is diligently preparing its next generation of businesses, such as the 2.3GHz and DMB businesses.

As a result, KT achieved sales of about 11,570 billion Korean Won in 2003, notwithstanding the unfavorable business environment, including the reduction of land to mobile tariff. In the future, Clean & Clever Marketing will be intensified to obtain greater effects in 2004. As a result, KT will be able to achieve its corporate vision of ‘The Value Networking Company’ that creates corporate value through creating value for customers on the basis of Clean & Clever Marketing.

Proposals for Resolution by the Annual General Meeting of Shareholders

Agenda No. 1:	Approval of the Balance Sheet, the Income Statement and the Statement of Appropriation of Retained Earnings for the 22nd Fiscal Year
Agenda No. 2:	Amendment of the Articles of Incorporation
Agenda No. 3:	Election of the Members of the Audit Committee
Agenda No. 4:	Election of the Directors
Agenda No. 5:	Approval of the Limit on Remuneration of Directors
Agenda No. 6:	Approval of Amendment of the Management Contract

For the details concerning the proposals for resolution by the 22nd Annual General Meeting of Shareholders of KT, please refer to pages 11 through 39 of the ‘Notice of the 22nd Annual General Meeting of Shareholders’ sent by KT through CITIBANK, the depositary bank of the ADR’s.

Opinion of the Solicitor

KT, being the solicitor, requests that the shareholders agree to proposals 1, 2, 3, 5 and 6 for this Annual General Meeting of Shareholders.

With respect to proposal 4, the election of directors, the company recommends voting for the candidate Hi Chang Roh, who has been nominated by the President with the consent of board of directors, and for the candidate, Sung Deuk Park, who has been recommended by the outside director candidate recommendation committee.

Set forth below is an opinion proposed by the management of KT in relation to this Annual General Meeting of Shareholders, which should be taken into consideration for the benefit of shareholders and for the development of KT.

First, the efforts of the outside director candidate recommendation committee of KT to recommend the candidates for outside directors are outlined here.

KT has been evaluated domestically and internationally as having the most transparent corporate governance structure among domestic companies.

In April 2003, KT was named as the first ranking enterprise in an evaluation conducted by CLSA Emerging Markets of the corporate governance structure of 380 Asian companies, and in June 2003, it was named by IIRG as the best Asian IR company and as the Korean company with the best corporate governance structured. Further, KT was selected for two consecutive years in 2002 to 2003 as the best enterprise in evaluations of good corporate governance companies conducted by the Korean Corporate Governance Service.

In particular, this year (2004) KT formed a pool of outside director candidates by utilizing multiple executives search firm in order to make the process for recommendations of outside director candidates as fair and transparent as possible, and it also appointed personnel selection advisors (5 persons consisting of professors and corporate governance experts), who all have excellent understanding and judgment in corporate governance structure matters in order to select outside director candidates from the pool.

The aforementioned personnel selection advisors selected candidates for outside directors based upon their expert knowledge and diverse experiences and recommended the candidates to the outside director candidate recommendation committee, which then finally decided upon the candidates to be submitted for resolution by the Annual General Meeting of Shareholders. Thus, the selection of the candidates was made in a three step process.

This is the first time in Korea that these steps for recommending outside director candidates have been undertaken. Through those steps, the original objective of implementing a fair and transparent recommendation process was fully achieved, and this process is highly regarded domestically and oversea.

In addition, the selection criteria for the outside director candidates was to select prominent experts who are able to supplement the current composition of the board in order to maximize the efficiency of the board’s operation in addition to aiming for greater corporate value, responsible management and increasing shareholder value. A brief biography of the candidates is set forth below:

Candidate Gun Sik Kim (Professor at Seoul National University) is an authority in the academic world in the areas of corporate and securities law. Acting as an advisor to the Corporate Governance Service, he has conducted extensive research on the outside director systems of developed countries and contributed greatly to implementing a model outside director system in Korea. Accordingly, he is expected to contribute significantly to revamping KT’s corporate governance system.

Candidate Jeong Ro Yoon (Professor at KAIST) is a director of the IT thinknet and a member of the Presidential Advisory Council for Science & Technology. Being a social scientist, she also has expertise in the area of science and technology and is thought to be the right person to present a direction for KT’s development and to maximize the shareholders’ interest through diagnosing the problems of complex modern societies and devising methods for alleviating such problems.

Candidate Sung Deuk Park (President & Publisher, the Electronic Times) is a former government official who has technical expertise and a public policy perspective in relation to the information and telecommunication business. He has provided the board of directors of KT with considerable advice flowing from his official career for the long-term development of KT since he was appointed as an outside director of KT in 2001. He is thought to play a key role in presenting clear directions under the rapidly changing information and communication technology and adjusting major policies thereon.

Finally, candidate Hi Chang Roh (Head of KT’s Planning & Coordination Office) has served as the head of KT American Incorporation, has headed key departments, including the Corporate Relations Office, and is currently serving as the head of the Planning & Coordination Office. The company believes that Mr. Roh has more than sufficient capability to lead KT’s mid and long term strategic directions based upon his expertise and experience.

All of the nominated directors, including the candidates recommended to be outside directors, are all experts in their respective fields and regarded to be the most fit persons for maximizing the interests of shareholders. Further, it is expected that they will exert any and all of their efforts to achieving the corporate vision of realizing the shareholders’ value.

Accordingly, the company recommends that you vote for the election of the nominated candidates as proposed in Agenda No. 4 to the Annual General Meeting of Shareholders.

Thank you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2004

KT Corporation

	By:	/s/ Wha Joon Cho
	Name:	Wha Joon Cho
	Title:	Managing Director